press release

ArcelorMittal Europe reports €328m Ebitda for first quarter of 2016

6 May 2016 – ArcelorMittal Europe has announced its results for the first quarter of 2016, reporting a 34% drop in Ebitda to €328m compared with Q4 2015, mainly due to a 7.2% decline in average steel selling prices for the first three months of 2016. Lower prices were however offset in part by higher steel shipment volumes and improved cost performance.

ArcelorMittal Europe reported an operating profit of €77m for the first three months of the year, compared with a €465m operating loss in the previous quarter. The fourth quarter 2015 performance was significantly impacted by impairments and inventory write-downs.  Comparing year-on-year, ArcelorMittal Europe reported an operating profit of €281m for the first quarter of 2015.

The Europe segment’s crude steel production for Q1 2016 rose 11.9% to 11.2 million tonnes, compared with the previous three months. Sales also rose, by 0.6% to €6.5bn, driven by a 13.7% increase in demand for flat steel products and an overall 10.3% increase in steel shipments, compared with Q4 2015.

While steel spreads have improved since the start of 2016, price rises are not expected to be visible until the second quarter.

Commenting, Aditya Mittal, CEO ArcelorMittal Europe and CFO ArcelorMittal, said:

“Today we reported a 34% drop in Ebitda, which shows the impact of low steel prices on our business - although we were able to offset some of the effect of low prices thanks to our ongoing focus on cost performance.

Today’s results also reflect improved demand for steel in Europe. Our shipments rose by more than 10% to 10.4 million tonnes in Q1 2016, compared with the final quarter of 2015. This stronger demand has led to a welcome improvement in steel spreads, in recent months – resulting in a tight market, for flat products in particular. However, the market remains highly volatile; we must remain vigilant against steel dumping in Europe, in order to ensure that steel is traded in line with WTO regulations.”

Steel demand in Europe this year is expected to remain more than 21% below pre-2007 levels, compared with the Nafta region where demand is forecast to be 4.6% below 2007 levels (see chart, below).

In terms of the economic outlook, ArcelorMittal sees the modest European economic recovery is continuing, supported by ECB stimulus, low oil prices and rising employment. Real steel consumption (RSC) is expected to grow by almost 2% in 2016, but apparent steel consumption (ASC) in Europe is expected to rise by only 1% after high imports pushed ASC up by 3.5% in 2015. EU28 construction is picking-up this year, while car sales are growing to levels that are only 6-7% below the pre-crisis peak.

Ends

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and an industrial footprint in 19 countries. Guided by a philosophy to produce safe, sustainable steel, we are the leading supplier of quality steel in the major global steel markets including automotive, construction, household appliances and packaging, with world-class research and development and outstanding distribution networks.

Through our core values of sustainability, quality and leadership, we operate responsibly with respect to the health, safety and wellbeing of our employees, contractors and the communities in which we operate.

For us, steel is the fabric of life, as it is at the heart of the modern world from railways to cars and washing machines. We are actively researching and producing steel-based technologies and solutions that make many of the products and components people use in their everyday lives more energy efficient.

We are one of the world’s five largest producers of iron ore and metallurgical coal and our mining business is an essential part of our growth strategy. With a geographically diversified portfolio of iron ore and coal assets, we are strategically positioned to serve our network of steel plants and the external global market. While our steel operations are important customers, our supply to the external market is increasing as we grow.

In 2015, ArcelorMittal had revenues of US$63.6 billion and crude steel production of 92.5 million tonnes, while own iron ore production reached 62.8 million tonnes.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
E-mail:	press@arcelormittal.com
Phone:	+442076297988

ArcelorMittal Corporate Communications

Sophie Evans (head of media relations) Paul Weigh	+442032142882 +4420132142419

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